Exhibit 23.1
Consent of Independent Auditor

We consent to the incorporation by reference in Registration Statement No. 333-184476 in Post-Effective Amendment No. 9 to the Form S-11 on Form S-3 of Resource Real Estate Opportunity REIT II, Inc. of our report dated September 1, 2016, relating to our audit of the Santa Rosa at Las Colinas Statement of Revenues and Certain Operating Expenses for the year ended December 31, 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring of the purpose of the statement), appearing in this Current Report on Form 8-K/A of Resource Real Estate Opportunity REIT II, Inc.

/s/ Lloyd B. McManus, C.P.A., P.C.

Boston, Massachusetts
September 1, 2016